UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549


                                     FORM 15


  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


  Commission File Number: 333-139693-20

  Structured Asset Securities Corporation, as depositor for
  BNC Mortgage Loan Trust 2007-4
  (Exact name of registrant as specified in its charter)


  745 Seventh Avenue
  New York, NY 10019
  212) 526-7000

  (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)


  BNC Mortgage Loan Trust 2007-4 Mortgage Pass-Through Certificates,
  Series 2007-4
  (Title of each class of securities covered by this Form)

   A1

   A2

   A2A

   A2B

   A3

   A3A

   A3B

   A4

   A4A

   A4B

   M1

   M1A

   M1B

   M2

   M2A

   M2B

   M3

   M3A

   M3B

   M4

   M4A

   M4B

   M5

   M5A

   M5B

   M6

   M6A

   M6B

   M7

   M8

   M9

  (Title of each class of securities covered by this Form)


   None

  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


   Rule 12g-4(a)(1)         / /

   Rule 12g-4(a)(2)         / /

   Rule 12h-3(b)(1)(i)      / /

   Rule 12h-3(b)(1)(ii)     / /

   Rule 15d-6               /X/


  Approximate number of holders of record as of the certification or notice date:
        Less than 300 Holders

  Pursuant to the requirements of the Securities Exchange Act of 1934,

  Structured Asset Securities Corporation

  has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


  Date: January 12, 2009
  By: /s/ Diane Moormann
  Diane Moormann, VP Master Servicing Compliance


  Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The Registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the Registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.